MTU Aero Engines

RECEIVED

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

07023480

München, 09.05.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

> Notification of securities transactions by a member of the supervisory board, dated April 25, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

5/14

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

FISCHER, Christiane

Von: FERINO, Petra
Gesendet: Mittwoch, 2. Mai 2007 15:50
An: FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5314
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Mittwoch, 2. Mai 2007 15:50
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Engl sch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealing-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen

Name: Steffens Dr.
Vorname: Klaus
Firma: c/o MTU Aero Engines Holding AG
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 25.04.2007
Kurs/Preis: 45,00
Währung: EUR
Stückzahl: 2000,00
Gesamtvolumen: 90000,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665< br>80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

Ende der Directors'-Dealing-Mitteilung (c)DGAP 02.05.2007

Die Erfassung dieser Mitteilung erfolgte über http://www.dd-meldung.de bzw.
http://www.directors-dealings.de
ID 2150

-

Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement

Last name: Steffens Dr.
First name: Klaus
Company: c/o MTU Aero Engines Holding AG
Function: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 25.04.2007
Price: 45.00
Currency: EUR
No. of items: 2000.00
Total amount traded: 90000.00
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

End of Director's Dealings Notification (c)DGAP 02.05.2007

The registration of this notification was carried out on http://www.dd-meldung.de or http://www.directors-dealings.de
ID 2150

-

End of news

DGAP regulatory service

Verbreitungsnetzwerk: 100-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
—	Bloomberg	02.05.2007 15:48
—	Reuters	02.05.2007 15:48

vwd:	vwd	02.05.2007 15:48

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	02.05.2007 15:48
dpa-afx	02.05.2007 15:48
dgap.de	02.05.2007 15:48
FTD	02.05.2007 15:48

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	02.05.2007 15:48
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Bulgarien	Pari	02.05.2007 15:48
Bulgarien	econ.bg	02.05.2007 15:48
Bulgarien	BTA	02.05.2007 15:48
Dänemark	Borsen	02.05.2007 15:48
Dänemark	ErhvervsBladet	02.05.2007 15:48
Estland	Postimees	02.05.2007 15:48
Estland	Eesti Ekspress	02.05.2007 15:48
Estland/Lettland/Litauen	BNS	02.05.2007 15:48
Finnland	Kauppalehti Oy	02.05.2007 15:48
Finnland	Helsingin Sanomat	02.05.2007 15:48
Frankreich	Les Echos	02.05.2007 15:48
Frankreich	boursier.com	02.05.2007 15:48

Frankreich	AFP	02.05.2007 15:48
Griechenland	Express	02.05.2007 15:48
Griechenland	Reporter.gr	02.05.2007 15:48
Griechenland	ANA	02.05.2007 15:48
Großbritannien	The Financial Times	02.05.2007 15:48
Großbritannien	FT.com	02.05.2007 15:48
Großbritannien/Irland	Press Association	02.05.2007 15:48
Irland	Irish Independent	02.05.2007 15:48
Irland	The Irish Times	02.05.2007 15:48
Island	Vidskiptabladid	02.05.2007 15:48
Island	mbl.is	02.05.2007 15:48
Italien	Il Sole 24 Ore	02.05.2007 15:48
Italien	AGI	02.05.2007 15:48
Kroatien	Poslovni dnevnik	02.05.2007 15:48
Kroatien	Banka magazine	02.05.2007 15:48
Kroatien	Hina	02.05.2007 15:48
Lettland	Dienas Bizness	02.05.2007 15:48
Lettland	FinanceNet	02.05.2007 15:48
Liechtenstein	Liechtensteiner Volksblatt	02.05.2007 15:48
Liechtenstein	Radio Liechtenstein	02.05.2007 15:48
Litauen	Verslo Zinios	02.05.2007 15:48
Luxemburg	Luxemburger Wort	02.05.2007 15:48
Luxemburg	wort.lu	02.05.2007 15:48
Malta	Independent	02.05.2007 15:48

Malta	The Times of Malta	02.05.2007 15:48
Niederlande	Financieele Dagblad	02.05.2007 15:48
Niederlande	IEX.nl	02.05.2007 15:48
Niederlande	ANP	02.05.2007 15:48
Norwegen	aftenposten.no	02.05.2007 15:48
Norwegen	Aftenposten	02.05.2007 15:48
Norwegen	NTB	02.05.2007 15:48
Polen	Gazeta Prawna	02.05.2007 15:48
Polen	Parkiet	02.05.2007 15:48
Polen	PAP	02.05.2007 15:48
Portugal	Expresso	02.05.2007 15:48
Portugal	Lusa	02.05.2007 15:48
Portugal	Diario Economico	02.05.2007 15:48
Rumänien	Capital	02.05.2007 15:48
Rumänien	Ziarul financiar	02.05.2007 15:48
Rumänien	Rompres	02.05.2007 15:48
Schweden	Dagens Industri	02.05.2007 15:48
Schweden	e24	02.05.2007 15:48
Schweiz	AWP	02.05.2007 15:48
Schweiz	Finanz und Wirtschaft	02.05.2007 15:48
Schweiz	finanzinfo.ch	02.05.2007 15:48
Skandinavien / Baltikum	OMX Group	02.05.2007 15:48
Slowakei	Hospodarske noviny	02.05.2007 15:48
Slowakei	oPeniazoch	02.05.2007 15:48

Slowakei	TASR	02.05.2007 15:48
Slowenien	Finance	02.05.2007 15:48
Slowenien	Kapital (not daily)	02.05.2007 15:48
Slowenien	STA	02.05.2007 15:48
Spanien	La Gacetta	02.05.2007 15:48
Spanien	CincoDias	02.05.2007 15:48
Spanien	EFE	02.05.2007 15:48
Tschechische Republik	Hospodarske Noviny	02.05.2007 15:48
Tschechische Republik	hn.ihned.cz	02.05.2007 15:48
Tschechische Republik	CTK	02.05.2007 15:48
Ungarn	MTI	02.05.2007 15:48
Ungarn	magyartokepiac.hu	02.05.2007 15:48
Ungarn	Magyar Tokepiac	02.05.2007 15:48
Zypern	xak.com	02.05.2007 15:48
Zypern	CNA	02.05.2007 15:48
Zypern	Financial Mirror	02.05.2007 15:48
Österreich	WirtschaftsBlatt	02.05.2007 15:48
Österreich	wirtschaftsblatt.at	02.05.2007 15:48
Österreich	APA	02.05.2007 15:48

END